

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

<u>Via E-mail</u>
Jacob Frydman
Chief Executive Officer
United Realty Trust Incorporated
44 Wall Street, Second Floor
New York, NY 10005

Re: United Realty Trust Incorporated
Amendment No. 4 to Form S-11
Filed July 17, 2012
File No. 333-178651

Dear Mr. Frydman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Compensation Table, page 102</u>

<u>Subordinated Share of Annual Cash Flows, page 111</u>

1.   Please revise to clarify that "distributions" includes those that are made from sources other than operating cash flow and discuss the risk and conflict associated with such inclusion and that annual returns will not factor in any changes in the value of your shares, if true. Please discuss the significance, if any, associated with the use of charter provisions instead of GAAP in calculating "net cash flows."

Prior Performance Tables

2.   You indicate in the introduction that these programs have substantially similar objectives to your proposed program.

- Please revise to clarify whether the prior programs and non-programs had an offering period that will be akin to yours.
- Also, clarify whether investors had the ability to withdraw their investments. If not, discuss how that impacts the operational differences between the prior investments and your proposed operations.
- Please revise your table and the introductory narrative to highlight the magnitude of the leverage used by these programs and explain how it is similar or dissimilar to your "prudent leverage" policy.
- For the non-programs that involved non-passive investors, discuss how the non-passive investors impacted those investments and how that is different from your proposed program.

Provide similar revision in your prior performance summary, as applicable.

3.   Please tell us why you are not able to provide any disclosure regarding any compensation received by your sponsors from the programs and non-programs that they sponsored.

Sales or Disposals…., page A-2-5

4.   We note your response to comment 11 and the continued inclusion of cumulative distributions disclosure and the addition of footnote 1 discussing your average annual return and total cumulative cash distributions. Please tell us how your presentation is consistent with Table V of Appendix II of Industry Guide 5 and remove the column disclosing the annual return based on holding period, since investors in this program will be making investments in you at different times. Also, please tell us how you have defined the term "cash expenditures" for the basis of this table.

5.   Please tell us why you have elected to incorporate distribution related disclosure into this table instead of providing it on a per $1,000 invested format, as outlined in Table IV of Industry Guide 5.

Legal Opinion

6.   Please have counsel revise the legal opinion to identify the "other documents and matters" they have examined in connection with their opinion.

Brochure Resubmitted July 18, 2012

7.   Please revise your risk factor page to clarify that there is no guarantee of distributions.

8.   Please revise your "Important Risk Considerations" page to clarify that there is no
        guarantee of distributions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel
Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments
on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney,
at (202) 551-3758 or me at (202) 551-3386 with any other questions.

                                                Sincerely,

                                                /s/ Duc Dang

                                                Duc Dang
                                                Senior Counsel

cc: Peter M. Fass, Esq.
        Via E-mail